Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Dingdong (Cayman) Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.000002 per share

(Title of Class of Securities)

25445D101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25445D101	Schedule 13G	Page 1 of 11

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 20,906,600
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 20,906,600

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,906,600
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person CO

CUSIP No. 25445D101	Schedule 13G	Page 2 of 11

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 20,906,600
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 20,906,600

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,906,600
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person PN

CUSIP No. 25445D101	Schedule 13G	Page 3 of 11

1	Names of Reporting Persons SVF II Aggregator (Jersey) LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 20,906,600
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 20,906,600

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,906,600
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person PN

CUSIP No. 25445D101	Schedule 13G	Page 4 of 11

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 20,906,600
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 20,906,600
9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,906,600
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 25445D101	Schedule 13G	Page 5 of 11

1	Names of Reporting Persons SVF II Cortex Subco (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 20,906,600
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 20,906,600
9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,906,600
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 25445D101	Schedule 13G	Page 6 of 11

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. 25445D101	Schedule 13G	Page 7 of 11

ITEM 1.	(a) Name of Issuer:

Dingdong (Cayman) Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Building 6, 500 Shengxia Road,

Shanghai, 200125

People’s Republic of China

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Global Advisers Limited (“SBGA”)

SoftBank Vision Fund II-2 L.P. (“SVF II-2”)

SVF II Aggregator (Jersey) LP (“Aggregator”)

SVF II Holdings (DE) LLC (“Holdings”)

SVF II Cortex Subco (DE) LLC (“Cortex Subco”)

SB Investment Advisers (UK) Limited (“SBIA UK”)

(b)	Address or Principal Business Office:

The address for each of SBIA UK and SBGA is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for each of SVF II-2 and Aggregator is c/o Crestbridge, 47 Esplanade, St. Helier, Jersey JE1 0BD. The address for each of Holdings and Cortex Subco is 251 Little Falls Drive, Wilmington, Delaware, 19808.

(c)	Citizenship of each Reporting Person is:

Each of SBIA UK and SBGA is organized under the laws of England and Wales. Each of SVF II-2 and Aggregator is organized under the laws of Jersey. Each of Holdings and Cortex Subco is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.000002 per share (“Class A ordinary shares”).

CUSIP No. 25445D101	Schedule 13G	Page 8 of 11

(e)	CUSIP Number:

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 25445D101 has been assigned to the American Depositary Shares of the Issuer (“ADSs”). Each two ADSs represents three Class A ordinary shares.

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A ordinary shares of the Issuer as of December 31, 2022, based upon 299,797,728 Class A ordinary shares outstanding as of December 31, 2021, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SB Global Advisers Limited	20,906,600	7.0%	0	20,906,600	0	20,906,600
SoftBank Vision Fund II-2 L.P.	20,906,600	7.0%	0	20,906,600	0	20,906,600
SVF II Aggregator (Jersey) LP	20,906,600	7.0%	0	20,906,600	0	20,906,600
SVF II Holdings (DE) LLC	20,906,600	7.0%	0	20,906,600	0	20,906,600
SVF II Cortex Subco (DE) LLC	20,906,600	7.0%	0	20,906,600	0	20,906,600
SB Investment Advisers (UK) Limited	0	0.0%	0	0	0	0

Cortex Subco is the record holder of 20,906,600 Class A ordinary shares, which consists of 19,331,600 Class A ordinary shares and 1,575,000 Class A ordinary shares represented by 1,050,000 ADSs. SVF II-2 is the sole limited partner of Aggregator, which is the sole member of Holdings, which is the sole member of Cortex Subco.

SBGA has been appointed as manager and is responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF II-2’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

CUSIP No. 25445D101	Schedule 13G	Page 9 of 11

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Following an internal reorganization, SBIA UK ceased to be the beneficial owner of the securities reported herein.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 25445D101	Schedule 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SVF II Aggregator (Jersey) L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Cortex Subco (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SB Investment Advisers (UK) Limited

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

CUSIP No. 25445D101	Schedule 13G	Page 11 of 11

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.